Filed pursuant to Rule 433

Registration No. 333-267652

FINAL TERM SHEET

Dated April 10, 2024

Issuer:	Landwirtschaftliche Rentenbank
Title of securities:	$1,500,000,000 4.625% Notes due 2029
Status of the notes:	The notes will constitute senior, unsecured obligations of the Issuer and rank pari passu with all other senior obligations outstanding
Aggregate principal amount:	$1,500,000,000
Denomination:	$1,000 and multiples thereof
Settlement date:	April 17, 2024
Maturity date:	April 17, 2029
Interest:	4.625% p.a., payable semi-annually, accruing from settlement date, on a 30/360 day count basis, following unadjusted business day convention
Business Days:	T2 and New York
Interest Payment Dates:	April 17 and October 17 of each year, commencing October 17, 2024
Issue price:	99.735%
Fees:	0.125%
Net proceeds:	$1,494,150,000.00
CUSIP:	515110 CF9
ISIN Number:	US515110CF96

Ratings of the Issuer:[1]	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service and AAA by Fitch Ratings.
Lead Managers:	BofA Securities Europe SA CIBC Capital Markets (Europe) S.A. Nomura Financial Products Europe GmbH Scotiabank (Ireland) Designated Activity Company
Listing:	Regulated market of the Luxembourg Stock Exchange

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC (including any related free-writing prospectus, preliminary prospectus supplement or preliminary pricing supplement, as applicable), for more complete information about the issuer and this offering. You may get these documents, as well as the final prospectus, prospectus supplement or pricing supplement (when completed), as applicable (such preliminary and final documentation together the Offering Documentation) for free by searching the SEC online database at: www.sec.gov (and more specifically, at the URL link http://www.sec.gov/cgi-bin/browse-edgar?company=landwirtschaftliche%20rentenbank). Alternatively, BofA Securities Europe SA will arrange to send you the prospectus, which you may request by calling +1-800-294-1322.

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[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.